DELIVERING ON COMMITMENTS

POLYMET
MINING

2007 ANNUAL REPORT

Wetland water level testing near
stream at NorthMet Project.

CORPORATE PROFILE

PolyMet Mining Corp. is a publicly traded Canadian mining company whose primary assets are the wholly-owned NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

PolyMet’s shares are listed on the Toronto Stock Exchange (POM) and the American Stock Exchange (PLM).

In September, 2006 PolyMet received the results of a Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd that confirmed the economic and technical viability of the NorthMet Project.

We recognize that mining, like many other human activities, has an impact on the environment. It is our responsibility to minimize that impact and use best practices to mitigate the risks of harm.

This philosophy extends beyond our overarching commitment to meeting or surpassing Minnesota’s stringent environmental laws, regulations and permit applications. It includes utilizing energy-efficient processing technology to minimize our indirect impact on the environment. And it extends to the end-uses of our products:

  Copper is the most efficient conductor of electrical power, reducing transmission line losses, and it is a key component of hybrid cars, amongst many other applications.

  Nickel is used in specialty steels to extend the life of steel structures.

  Nickel and cobalt are used in rechargeable batteries which are being used in applications such as hybrid cars.

  Platinum group metals are used primarily as catalysts in applications such as car and truck exhaust systems where they reduce emissions of greenhouse gases.

As we advance towards production, we will extend this philosophy of responsible activity to our approach to labor relations, seeking to establish a safe, rewarding working environment for all.

Forward-Looking Statements

This report contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, mineral resource and mineral reserve estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permit to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Cover image: View looking north over tailings basin Cell 2E.

ACHIEVEMENTS & OBJECTIVES

Achievements since 2005

•	Completed Environmental Assessment Worksheet with a subsequent public comment period

•	Completed Definitive Feasibility Study on time
• Larger project compared to 2004/2005 Technical Reports
• Capital cost inflation contained to 22% since 2004

•	Completed environmental studies and submitted comprehensive “Detailed Project Description” to the State

•	Acquisition of infrastructure
• Exercised option for Erie Plant originally optioned in 2003
• Acquired additional infrastructure to reduce dependence on third-party service providers and improve operational flexibility

•	Hired senior operation staff

•	Engaged strong Owner’s team for Project Design Procurement and Construction

•	Shares listed on the American Stock Exchange

•	Shares graduated to Toronto Stock Exchange

•	Raised US$80 million in equity since 2005 – approximately US$49 million of which is still on hand

Objectives for 2007 and 2008

  Product offtake agreements

  Updated reserves

  Improve Mine Plan with rationalization of mining equipment

  Construction Labour Agreement

  Finalization of Electrical Power contracts

  Completion of Due Diligence by Lender’s Independent Engineer

  Draft EIS – fourth quarter of 2007

  Operating permits – second quarter of 2008

  Mine start-up and initial production – late 2008/early 2009

As part of our commitment to meeting or surpassing Minnesota’s stringent environmental regulations, we have undertaken an unusually comprehensive review of operating alternatives and plan to minimize the impact of our activities and mitigate the risks of harm to the environment.

William Murray
President and Chief Executive Officer

REPORT TO SHAREHOLDERS

Dear Fellow Shareholder:

We are now in our fourth year of advancing the NorthMet Project ever closer towards commercial production. Our NorthMet Project is located in northeastern Minnesota’s high-potential Duluth Complex, which is generally recognized as hosting the third largest known concentration of nickel in the world, with perhaps as much as four billion tons of rock containing non-ferrous mineralization.

Since our last report, we completed our Definitive Feasibility Study in September 2006, which demonstrated NorthMet to be both technically and economically feasible. We have continued to build the team that will construct and operate the mine and plant. We have retained BNP Paribas to work with us on the senior construction debt required. Our focus is to complete the reviews of the environmental impact of our planned operations and drive towards initial production towards the end of 2008/early 2009.

Since new management took control of the NorthMet Project in 2003, we have always recognized that completion of environmental permitting would be the critical path to production. When we started the formal permitting process in early 2004, we anticipated that it would take about three-and-a-half years to obtain operating permits. As part of our commitment to meeting or surpassing Minnesota’s stringent environmental regulations, we have undertaken an unusually comprehensive review of operating alternatives and plan to minimize the impact of our activities and mitigate the risks of harm to the environment.

In 2005 we completed an Environmental Assessment Worksheet, which was followed by public meetings to discuss the scope of the subsequent Environmental Impact Statement. In January 2007, we delivered to the State our plans to demonstrate that we will meet or exceed the regulations. The State and its consultants are examining these plans and will publish a Draft EIS, anticipated in the fourth quarter of 2007. This will then be the subject of additional public review and comments, which will be reflected in the final EIS. If the Draft EIS is a thorough and complete review of our plans, we anticipate receipt of operating permits in the first half of 2008.

We have highly experienced staff handling all aspects of the environmental work. In addition we have retained the services of world class environmental consultants. The environmental program has run in parallel with the feasibility study as many aspects of the feasibility work are inextricably linked to environmental requirements. To date, we have spent over $8 million on the environmental work and permitting. This large sum of money is a testament to our commitment to “meeting or surpassing” the requirements of Minnesota’s environmental standards. Our capital budget reflects considerable additional expenditure to fulfill this commitment.

2	POLYMET MINING CORP. 2007 ANNUAL REPORT

Our team has had frequent and professional engagement with the respective governmental and regulatory agencies, as well as with community groups and others who are concerned about the potential impact of our plans. We look forward to publicly showcasing our state-of-the-art solutions to project implementation and environmental protection which, we believe will make our NorthMet Project a modern benchmark.

On the technical and practical implementation fronts, the fundamentals of the project have only improved over the last year. This has been reflected by shareholder support even during a period of volatility in world metal prices.

The metal markets have recovered after a price correction in the second half of 2006. The main driver of higher demand is the continued growth of the Chinese economy. China is now a larger consumer of many metals than the US. Many observers believe that this growth will continue as will demand from other developing nations. This should result in strong metal prices that will likely remain at elevated levels for the foreseeable future.

While demand remains strong for copper and nickel, the supply side continues to lag. The high cost of materials these past three years has seriously affected the capital costs of certain mining projects. Operating cost increases have also been significant and they are here to stay for items such as fuel and truck tires. The mining industry is also struggling to find operating personnel, engineering firms to design their projects, and constructors to build them. I am pleased to say that we have taken care to address the latter two of these categories and have a plan for the first. Furthermore, there is a definite shortage of projects in the development pipeline – there is a strong case that the industry has to have a high metal price to support exploration and development.

In July 2006 we hired Joe Scipioni, who we subsequently promoted to Chief Operating Officer. Joe grew up in northern Minnesota and was manager of a major US Steel property before he joined us. Joe is in overall charge of our activities in Minnesota, including hiring operations personnel.

The NorthMet Project will be executed using an Engineering, Procurement, Construction Management (EPCM) approach that involves close coordination with our strong owner’s team. The early stages of the 350,000 man-hours of engineering will be based in Denver, undertaken by URS Corporation of Denver and Bateman Engineering, and then transitioned to the project site. Since the completion of the DFS in September 2006, we have been very busy preparing the basic engineering and arranging procurement of long lead time equipment –the E and P parts of the EPCM. We have hired Phillip Brodie-Hall as Vice President – Project Development, and Andy Clark as Project Manager – NorthMet Project.

The recent completion of a $41 million private placement, primarily with existing shareholders, is an important element in maintaining momentum for the forthcoming construction program. PolyMet has always been mindful to avoid dilution of shareholder equity. Owing to the intrinsic and real value of the Erie Plant, and potential support from nickel off-take partners, we expect that we will require no additional equity as part of the construction financing package. Our team continues to work closely with financial advisors on the most appropriate capital structure for PolyMet so that construction funds are available immediately upon receipt of operating permits.

I invite you to attend the Annual General Meeting June 27, 2007 in Vancouver to meet your management team.

President and Chief Executive Officer

Beaver dam on stream at NorthMet Project.

COMMITMENT TO
THE ENVIRONMENT

PolyMet is committed to minimizing the environmental impact of its activities and mitigating the risk of causing harm to the environment.

By the time the State’s contractor publishes the Draft EIS which is anticipated later this year, PolyMet, supported by its environmental consults, and the State, supported by its environmental consultants, will have spent more than three-and-a-half years conducting testwork, taking measurements, and studying the proposed project and contemplating operating alternatives in order to ensure that our commitment is fulfilled.

In order to ensure that NorthMet complies with the State of Minnesota’s water quality standards, PolyMet designed an extensive laboratory test program with input from State regulators. The testwork consists of 185 “kinetic” experiments which evaluate the interaction of water with samples of rock, tailings and hydrometallurgical residues. The chemical data obtained from the tests are used to guide design of waste management facilities and other mine components.

PolyMet believes that its operating plans are environmentally responsible over and above the immediate impact of its own activities.

For example, the energy required to produce a pound of copper using the technology planned by PolyMet is approximately 40% of that required to produce the same pound of copper by traditional smelting.

4	POLYMET MINING CORP. 2007 ANNUAL REPORT

PolyMet is committed to minimizing the
environmental impact of its activities and mitigating
the risk of causing harm to the environment.

Copper production from PolyMet’s plant is expected to be extremely high-purity, making it suitable, with minimal further work, for applications in copper wire. One of the drivers of demand for copper wire is the growth in hybrid cars – hybrid cars use at least 50% more copper than conventional cars because of the electric motors and the generators that capture energy lost in conventional cars.

The rotors that form the core of those generators are made from a nickel-rich alloy – nickel is our other key product.

But even hybrid cars still use conventional engines that produce exhaust gases that impact the environment. North America and Western Europe have required the use of catalytic converters that remove most of these emissions. The developing economies are beginning to adapt similar requirements.

These converters use significant quantities of platinum group metals, which happen to be our third product stream.

As we advance towards production, we will be hiring many people to help rejuvenate the local economy. Our commitment extends beyond the physical environment to creating a work environment that is satisfying, rewarding, and above all safe for everyone.

PolyMet facilities as an iron ore pelletizing plant.
These facilities will provide the same functions to
the NorthMet Project.

NORTHMET PROJECT

The NorthMet ore body is in the centre of a trend of known polymetallic non-ferrous metal deposits that have been discovered on the nortwestern contact of the Duluth Complex. These polymetallic deposits are widely considered to host the third largest concentration of sulfide nickel deposits in the world – after the established and well-explored districts of Norilsk in Siberia and the Sudbury Basin in Ontario, Canada.

The NorthMet ore body contains copper, nickel, cobalt, platinum, palladium and gold with traces of zinc and silver.

In September 2006, PolyMet received the results of a Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd (“Bateman”) that confirmed the economic and technical viability of NorthMet.

The DFS studies the development of an open pit mine with ore being transported by rail to the Erie Plant using the existing crushing and milling circuits. The material from the mill will then pass to a new flotation circuit and the resulting bulk concentration will be sent to a new hydro-metallurgical plant that will produce copper cathode, a nickel-cobalt hydroxide and a precious metals precipitate – the nickel-cobalt and the precious metals will be shipped off-site for further processing.

The DFS is based on processing of 32,000 tons of ore per day, which is the operating rate contemplated in the operating permit applications. This production rate is well within the historic capacity of the Erie Plant, namely approximately 100,000 tons per day.

The DFS also established proven and probable reserves of 181.7 million tons grading 0.31% copper, 0.09% nickel, and 0.01 ounces per ton (“opt”) of precious metals. These reserves, which represent only 43% of the total measured and indicated mineral resources, are based on copper at $1.25/lb, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

6	POLYMET MINING CORP. 2007 ANNUAL REPORT

These reserves are contained within measured and indicated mineral resources of 422.1million tons grading 0.28% copper, 0.08% nickel and 0.01 opt of precious metals (palladium, platinum and gold). In addition, the DFS reported inferred mineral resources of 120.6 million tons grading 0.25% copper, 0.07% nickel, and 0.01 opt of precious metals. Mineral resources are not reserves and do not have demonstrated economic viability. These assumptions are much lower than the U.S. Securities and Exchange Commission’s (“SEC”) guideline for reserve estimation, which are, in turn, much lower recent metal prices.

During the winter of 2006-7, PolyMet completed approximately 19,000 feet of infill drilling in 47 holes. The core from these holes is being assayed at the time of writing and the results will be incorporated into the final mine operating plan. The Company expects that the program will convert some of the mineral resources into reserves and support a pit design optimization that is expected to reduce the amount of waste material to be mined and reduce the unit costs per ton of rock mined.

During each of the first five years of operations, NorthMet is expected to produce an average of approximately 72 million pounds of copper metal, approximately 15.4 million pounds of nickel and 0.7 million pounds of cobalt contained within a mixed hydroxide, and approximately 105,000 ounces of combined precious metals.

PolyMet Executive at the American Stock Exchange: (Left to right) William Murray, James Swearingen,
Douglas Newby, Ian Forrest, George Molyviatis, Warren Hudelson, Dr. David Dreisinger

SHAREHOLDER INFORMATION

SHARE PRICE – 36 months in Canadian dollars.

PolyMet began trading on the Toronto Stock Exchange senior board (POM) on February 1, 2007 and on the American Stock Exchange (PLM) on June 26, 2006.

8	POLYMET MINING CORP. 2007 ANNUAL REPORT

MANAGEMENT DISCUSSION AND ANALYSIS
For the year ended 31 January 2007
U.S. Funds

Annual MD&A

The following information, prepared as at 25 April 2007, should be read in conjunction with the audited consolidated financial statements of PolyMet Mining Corp. (“PolyMet” or “the Company”) for the year ended 31 January 2007 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in United States dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

Restatement

During the year, the Company re-examined its accounting for warrants and the share bonus program. As a result of this re-examination, the Company determined that share capital and contributed surplus were inappropriately measured and recognized during the year ended 31 January 2006. As a result, as at 31 January 2006, share capital was overstated by $3,653,000 and contributed surplus was understated by the same amount. Furthermore, the Company determined that consulting fees charged to the consolidated statement of loss for the year ended 31 January 2005 under the share bonus program were understated by $638,000. The Company has restated its consolidated financial statements for the years ended 31 January 2006 and 2005 to reflect these items. As a result of the restatement, Loss per Share for the year ended 31 January 2005 increased by $0.02.

Forward-Looking Statements

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, mineral resource and mineral reserve estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permit to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the factors underlying forward-looking statements.

MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business and Summary of Recent Events

PolyMet is a Toronto Stock Exchange and American Stock Exchange Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

On 15 November 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet’s option with Cleveland Cliffs, Inc. (NYSE:CLF) (“Cliffs”). The Company now owns 100% of the Erie Plant. It should be noted that the final agreement with Cliffs involved substantially more milling and processing equipment compared to the option agreement previously announced in February 2004.

The Erie Plant is 10 kilometers away from the NorthMet deposit, was operated by Cliffs for many years and was acquired by Cliffs in early 2001 from LTV Steel Mining Company after that company’s bankruptcy. The process plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used as a concentrator for NorthMet ore. The plant assets now owned by PolyMet include crushing, milling, flotation capacity, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine work shops, as well as access to extensive mining infrastructure including roads, rail, water and power. The new hydrometallurgical plant is planned to be installed adjacent to the existing mill on surplus land.

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce a “bulk concentrate” containing copper, nickel, cobalt and precious metals. This bulk concentrate will feed new hydrometallurgical metal recovery processing facilities.

During the year ended January 31, 2007, and up to the date of this Management Discussion and Analysis, the Company continued to advance its NorthMet Project including the activities noted below.

The Company reported the results of its pilot plant testing of flotation and hydrometallurgical extraction of metals from NorthMet ore samples. The test program was completed at SGS Lakefield Research (Canada) under the supervision of Bateman Engineering (Australia). The pilot plant program confirmed the technical feasibility of the NorthMet flotation and hydrometallurgical treatment process. Copper, nickel, cobalt, gold, platinum and palladium were successfully concentrated from three ore composites and extracted via the autoclave process. The extracted precious metals were recovered in a precipitate for off-site delivery to a refinery for treatment. Copper was recovered as LME grade-A copper cathode by conventional solvent extraction and electro-winning. Nickel and cobalt were recovered as either a combined "mixed hydroxide precipitate" or as separate purified nickel and cobalt hydroxide precipitate products for off-take/refinery treatment. The pilot plant provided engineering data for completion of the Definitive Feasibility Study. The pilot plant also provided environmental data for permitting of the NorthMet metallurgical facility.

On 25 September 2006 PolyMet announced that the Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) confirms the economic and technical viability of the Company’s NorthMet copper-nickel-precious metals project. The executive summary of the DFS has been summarized in a Technical Report that conforms to National Instrument 43-101 and has been filed on PolyMet’s website (www.polymetmining.com) and on SEDAR.

The DFS describes measured and indicated mineral resources of 422.1 million tons grading 0.28% copper, 0.08% nickel and 0.01 ounces per ton (“opt”) of precious metals (palladium, platinum and gold). In addition, the DFS reports inferred mineral resources of 120.6 million tons grading 0.25% copper, 0.07% nickel, and 0.01 opt of precious metals. Mineral resources are not reserves and do not have demonstrated economic viability.

The DFS also established proven and probable mineral reserves. This material, contained within the measured and indicated mineral resources, totals 181.7 million tons grading 0.31% copper, 0.09% nickel, and 0.01 opt of precious metals. These mineral reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold. The DFS is based on processing of 32,000 tons of ore per day, which is the size of operation being permitted.

10	POLYMET MINING CORP. 2007 ANNUAL REPORT

Initial direct capital costs, including contingency, are estimated at approximately $312 million. Indirect costs including engineering and construction management, project insurance, the anticipated cost of environmental insurance related to reclamation and closure guarantees, and other owner’s costs are estimated at $68 million, for a total capital cost of approximately $380 million. Sustaining capital is projected at $72 million for the first 20 years.

The DFS estimates that the project will provide full-time employment for at least 400 people.

On 20 December 2006 the Company acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also includes a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The purchase price totaling 2 million shares and $15 million in cash is in four tranches:

  2 million shares of PolyMet, paid at closing;

  $1 million in cash, paid at closing;

  $7 million in cash, payable in quarterly installments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest will be payable quarterly from 31 December 2006 at the Wall Street Journal Prime Rate; and,

  $7 million in cash, payable in quarterly installments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property.

With a total of 9,200,547 shares, Cliffs is now an approximate 6.7% shareholder in PolyMet. Cliffs continues to have the right to participate on a pro-rata basis in future equity financings. PolyMet has the first right of refusal to place or acquire Cliff’s shares should Cliffs wish to dispose of its interest.

In January 2007, the Company submitted its NorthMet Project Description to state and federal regulators. The Project Description lays out the Company’s development plans and proposed environmental safeguards. Independent environmental contractors are preparing the Environmental Impact Statement (“EIS”) for the project. PolyMet and the regulatory authorities are discussing a revised schedule for completion and publication of the draft EIS. All parties recognize that it is imperative that the published document fully reflects PolyMet’s commitment to meet or exceed Minnesota’s environmental regulations and that a thorough and complete draft EIS should properly address concerns of interested parties. In view of these considerations, the draft EIS will not be published during the second quarter of 2007 as previously expected. PolyMet will report a revised schedule as soon as it becomes available.

Following publication of the draft EIS there will be a public comment period following which the final EIS is expected to be published for public comment. The issuance of a final EIS would allow PolyMet to apply for environmental and operating permits. Prior to receipt of these permits, the Company intends to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon availability of finance.

The final operational mine plan is currently being developed and is expected to include the results from a highly selective drill campaign which is focused on converting mineral resources into proven and probable mineral reserves as well as completion of pit optimization that is expected to reduce the strip (waste:ore) ratio, optimize equipment selection and mine scheduling and lower the mining costs. The optimized mine plan is scheduled for completion in the third quarter of 2007.

In March 2007, PolyMet appointed key operating and construction staff for the development of the NorthMet Project. The Company also engaged URS Corporation (“URS”) as lead contractor for the Engineering,

MANAGEMENT DISCUSSION AND ANALYSIS

Procurement and Construction Management of the NorthMet Project. PolyMet expects to benefit from URS’ International purchasing group as well as its project control systems that will provide cost and schedule monitoring for the Company and the anticipated project finance lenders. It is planned that Bateman will continue as the Owner’s Engineer and the DFS team will remain as the Process Design group. To optimize the construction phase of the project, Bateman has commenced developing detailed process packages in conjunction with the completion of the DFS.

Since completing the DFS in 2006, PolyMet’s construction team has been focused on optimizing the construction timeline and logistics, including assessing the possibility of achieving earlier sales of some products, as well as deferring substantial capital expenditures. Should this be practicable, PolyMet would not anticipate any significant change in the schedule for achieving initial revenues in late 2008 or early 2009. Construction of NorthMet is expected to be made up of four major components:

1.	Refurbishment of the existing Erie Plant facilities;

2.	Construction of a new hydrometallurgical plant;

3.	Construction of the mine and reactivation of some existing mine infrastructure; and

4.	Implementation of environmental safeguards.

In addition to the aforementioned developments relating to the NorthMet Project, PolyMet completed the following corporate related activities.

On 10 April 2006 the Company announced that it was accelerating the expiry of all of the then outstanding share purchase warrants raising $14.31 million.

In June 2006, PolyMet commenced trading on the American Stock Exchange under the symbol PLM.

On 31 October 2006 the Company entered into an agreement with BNP Paribas (“BNPP”) whereby BNPP will advise and assist the Company in all aspects of preparation for construction financing. BNPP was issued warrants to purchase 600,000 shares of PolyMet common stock at $4.00 per share at any time prior to October 30, 2010 and, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of PolyMet at $4.00 per share at any time prior to October 30, 2010 will vest. In March 2007, BNPP, acting in its construction financing advisor capacity, retained Micon International Limited (“Micon”) as Independent Engineer in connection with construction finance for the NorthMet Project. Micon is undertaking a detailed review of the DFS.

In February 2007, PolyMet graduated from the TSX Venture Exchange to the Toronto Stock Exchange (“TSX”) and commenced trading on the TSX under the symbol POM.

On 8 March 2007, the Company announced that William D. Corneliuson had agreed to join its Board of Directors.

On 17 April 2007, PolyMet announced that it had closed a private placement financing of 15 million units, at US$2.75 per unit with each unit comprising one common share and one-half of one warrant. Each, whole warrant is exercisable into a common share at a price of US$4.00 at any time until October 13, 2008 subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. After paying cash finders’ fees totaling US$1.43 million, the financing raised $39.82 million.

12	POLYMET MINING CORP. 2007 ANNUAL REPORT

SELECTED ANNUAL FINANCIAL INFORMATION

	Year Ended 31 January
	(thousands of U.S. dollars)
	2007		2006		2005
			(as restated)		(as restated)
	$		$		$
Revenue	–		–		–
Loss for the Year	17,893	(1)	15,929	(2)	4,416	(3)
Loss per Share	(0.16)		(0.22)		(0.09)
Total Assets	48,731	(4)	26,034	(5)	2,350
Long Term Debt (6)	11,853		1,420		–
Total Shareholders’ Equity	29,938		19,387		2,019

(1)	Includes stock based compensation of $4,723, $1,289 for bonus shares expensed as consulting fees and pre-feasibility costs of $8,844.

(2)	Includes stock based compensation of $3,523 and pre-feasibility costs of $11,120.

(3)	Includes stock based compensation of $993, $873 for bonus shares expensed as consulting fees and pre-feasibility costs of $1,623.

(4)

Increase compared to 31 January 2006 primarily a result of cash proceeds from warrant exercise and increases in mineral property, plant and equipment as a result of the acquisition of additional buildings and property from Cliffs and amounts capitalized after the completion of the Definitive Feasibility Study offset by Loss for the Year.

(5)

Increase compared to 31 January 2005 primarily a result of cash proceeds from four private placements, the exercise of warrants and options and capitalized costs from the exercise of the Cliffs Option to acquire property, plant and equipment offset by Loss for the Year.

(6)	Debt represents the unpaid cash portion of the consideration for the Cliffs transactions in the years ended 31 January 2007 and 2006.

This financial information has been reported in accordance with Canadian GAAP and denominated in United States dollars, the Company’s reporting currency. There are no material differences between Canadian and United States GAAP for the Company.

Results of Operations

Comparison of the year ending 31 January 2007 and 31 January 2006

a)	Loss for the Year:

During the year the Company incurred a loss of $17.893 million ($0.16 loss per share) compared to a loss of $15.929 million ($0.22 loss per share) in 2006. The increase in the net loss for the year was primarily attributable to:

• the increased level of work; and

•

an increase in general and administrative costs including non-cash stock compensation expense of $4.723 million (2006 – $3.523 million) and non-cash consulting fees expense of $1.289 million (2006 – $Nil).

This was partially offset by lower pre-feasibility costs as the DFS was completed effective 1 October 2006 and site costs from that date were capitalized.

General and Administrative expense for the year ended 31 January 2007 excluding non-cash stock based compensation expenses was $4.251 million compared with $1.655 million for the year ended 31 October 2006. The Company reported an increase in expenditures for:

MANAGEMENT DISCUSSION AND ANALYSIS

•

Consulting fees were $1,621,000 (2006 – $388,000) as a result of increased activity at both the corporate and project level and the issuance of bonus shares for successful completion of Milestone 3 (completion of a DFS which indicates that commercial production from the NorthMet Project is viable);

•	Professional fees totalled $790,000 (2006 – $151,000) owing to increased legal, audit and other advisory fees as a result of increased corporate activity; and

•	Transfer agent and filing fees were $272,000 (2006 – $65,000) as a result of listing on the Toronto Stock Exchange and the American Stock Exchange during the period.

Net interest income during the year ended 31 January 2007 was $428,000 compared with $148,000 in the year ended 31 January 2006 as a result of higher cash balances on deposit and higher interest rates. Foreign exchange translation losses were $536,000 for the year ended 31 January 2007 (2006 – gain of $221,000) due to changes in exposure and fluctuations in foreign exchange rates.

During the year, the Company re-examined its accounting for warrants and the share bonus program. As a result of this re-examination, the Company determined that share capital and contributed surplus were inappropriately measured and recognized during the year ended 31 January 2006. Furthermore, the Company determined that consulting fees charged to the consolidated statement of loss for the year ended 31 January 2005 under the share bonus program were understated by $638,000.

The Company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	31 January 2006		31 January 2005
	As Previously		As Previously
	Reported	Revised	Reported	Revised
	$	$	$	$
Consulting fees			372,000	1,010,000
Loss for the year			3,778,000	4,416,000
Deficit	34,068,000	34,706,000	18,139,000	18,777,000
Loss per share			(0.07)	(0.09)
Share capital	49,022,000	46,009,000	18,389,000	19,027,000
Contributed surplus	4,431,000	8,084,000

b)	Cash Flows

Cash used in operating activities in the year ended 31 January 2007 was $12.228 million compared to cash used in the year ended 31 January 2006 of $10.846 million. The increase in cash used is a consequence of the expenditures described above and changes in working capital.

Cash used in investing activities for the year ended 31 January 2007 was $4.171 million compared with $203,000 in the year ended 31 January 2006, with the increase being the result of capitalization of site related costs subsequent to the completion of the DFS late in September 2006 and the cashing of a term deposit in the prior year.

Cash from financing activities for the year ended 31 January 2007 was $13.625 million compared with $22.209 million in the year ended 31 January 2006. This comprised $15.075 million (2006 – $22.029 million) from the exercise of options and share purchase warrants, share subscriptions received and proceeds of a private placement; less $1,250,000 (2006 – $Nil) scheduled repayment of the notes to Cliffs.

Total cash for the year ended 31 January 2007 decreased by $2.774 million for a balance of $8.897 million compared to the year ended 31 January 2006 where cash increased $11.160 million to a balance of $11.671 million.

c)	Capital Expenditures

During the year ended 31 January 2007 the Company capitalized $4.171 million (2006 – $1.010 million) of costs directly related to site activity after the completion of the DFS and $1.397 million of costs (2006 – $Nil) related to the agreement with BNPP to assist PolyMet in all aspects of preparation for construction finance.

14	POLYMET MINING CORP. 2007 ANNUAL REPORT

Comparison of the year ending 31 January 2006 and 31 January 2005 (restated)

a)	Loss for the Year

During the year the Company incurred a loss of $15,929,000 ($0.22 loss per share) compared to a loss of $4,416,000 ($0.09 loss per share) in 2005. The increase in the net loss for the year was primarily attributable to the increased level of work, the Company’s accounting policy of expensing the costs of pre-feasibility work related to the NorthMet Project of $11,120,000 (2005 – $1,623,000), and an increase in general and administrative costs including non-cash stock compensation expense of $3,523,000 (2005 – $993,000) and non-cash consulting fees expense of $nil (2005 – $873,000).

b)	Cash Flows

Cash used in operating activities in the year ended 31 January 2006 was $10,846,000 compared to cash used in the year ended 31 January 2005 of $2,576,000. The increase is in relation to the above, described expenditures.

Cash used in investing activities for the year ended 31 January 2006 of $203,000 consisted primarily of a $1,000,000 (2005 – $Nil) cash payment for the exercise of the Cliffs Option less $807,000 of cash provided by cashing-in the term deposit made in the previous year.

Cash from financing activities for the year ended 31 January 2006 was $22,209,000 from the proceeds of four private placements, the exercise of options and share purchase warrants compared to $3,414,000 for the year ended 31 January 2005 which was from the proceeds of two private placements, the exercise of share purchase warrants and stock options, and proceeds from share subscriptions.

Total cash for the year ended 31 January 2006 increased by $11,160,000 for a balance of $11,671,000 compared to the year ended 31 January 2005 where cash increased $15,000 to a balance of $511,000.

c)	Capital Expenditures

During the year ended 31 January 2006 the Company capitalized the cash portion of $1,000,000 (2005 – $500,000), debt financing portion of $2,400,000 (2005 – $Nil), and share issue component of $7,564,000 (2005 – $229,000) for the exercise of the Cliffs option for an aggregate cost of $10,964,000 (2005 – $729,000). The Company also capitalized $2,510,000 related to the present value of the related Asset Retirement Obligation.

Summary of Quarterly Results

(All figures in Thousands of U.S. dollars except Loss per share)

Three Months Ended	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30
	2007	2006	2006	2006	2006	2005	2005	2005
	$	$	$	$	$	$	$	$
Total Revenues	–	–	–	–	–	–	–	–
Pre-feasibility costs	–	(1,708)	(3,441)	(3,695)	(4,273)	(3,772)	(1,167)	(1,908)
General and Administrative	(1,120)	(2,451)	(1,098)	(4,305)	(2,070)	(2,231)	(514)	(363)
Other Income (Expenses)	(466)	295	(26)	122	41	246	85	16
Net Loss	(1,586)	(3,864)	(4,565)	(7,878)	(6,289)	(5,757)	(1,596)	(2,287)
Loss per share	(0.01)	(0.03)	(0.04)	(0.07)	(0.08)	(0.07)	(0.02)	(0.04)

Significant items to report for the quarterly results are as follows:

The net loss included stock based compensation expense for the quarters ended:
1)	31 January 2007 – $61,000
2)	31 October 2006 – $524,000
3)	31 July 2006 – $349,000
4)	30 April 2006 – $3,789,000
5)	31 January 2006 – $1,602,000
6)	31 October 2005 – $1,605,000
7)	31 July 2005 – $130,000
8)	30 April 2005 – $187,000

MANAGEMENT DISCUSSION AND ANALYSIS

Financing Activities

During the year ended 31 January 2007 the Company issued:

(i)	14,662,703 shares upon the exercise of warrants for proceeds of $14.310 million;

(ii)	2,193,000 shares upon the exercise of options for proceeds of $765,000, and

(iii)	2,350,000 shares under the Company’s Bonus Share Plan for deemed proceeds of $1,289,000.

During the year ended 31 January 2006 the Company issued:

(i)

3,544,657 units at a price of CDN$1.40 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$2.00 per Warrant Share at any time until the close of business on the day which is 18 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter;

(ii)

9,000,000 units at CDN $0.55 per unit, each unit comprising one share plus one half share purchase warrant, one full warrant entitling the holder to acquire one additional share at CDN$ 0.70 at any time prior to 7 March 2007 provided that, if the closing price of the Company’s shares exceeded CDN $1.00 for 30 consecutive trading days, the warrants would terminate 30 days thereafter, for net proceeds of $3.946 million of which $763,000 was received before January 31, 2005;

(iii)

6,672,219 units at CDN $0.90 per unit, each unit comprising one share plus one half share purchase warrant, one full warrant entitling the holder to acquire one additional share at CDN $1.25 at any time prior to 28 February 2008 provided that, if the closing price of the Company’s shares exceeded CDN $2.50 per share for 20 consecutive trading days, the warrants would terminate 30 days thereafter, for net proceeds of $5.891 million.

(iv)

9,277,777 units at CDN $0.90 per unit, each unit comprising one share and one half share purchase warrant, one full warrant entitling the holder to acquire one additional share of the Company at CDN $1.25 per Warrant Share at any time prior to 8 March 2008 provided that if the closing price of the Company’s shares exceeded CDN $2.50 per share for 20 consecutive trading days, the warrants would terminate 30 days thereafter, for net proceeds of $7.691 million.

In addition to the financing, during the year ended January 31, 2006 the Company issued:

i)	5,700,628 shares upon the exercise of warrants for proceeds of $3,296,000;

ii)	1,795,852 shares upon the exercise of options for proceeds of $197,000, and

iii)	852,915 shares for finders’ fees at a fair value of $721,000

Liquidity And Capital Resources

As at 31 January 2007 the Company had working capital of $5.650 million compared with $9.070 million at 31 January 2006 consisting primarily of cash of $8.897 million (31 January 2006 – $11.671 million), accounts payable of $1.518 million (31 January 2006 – $1.717 million) and the current portion of the notes to Cliffs of $2.000 million (31 January 2006 – $1.000 million). The Company expects to pay the remaining balance of $11.853 million (31 January 2006 – $1.420 million) long term notes to Cliffs from working capital, additional financing and funds from operations once commercial production has commenced.

16	POLYMET MINING CORP. 2007 ANNUAL REPORT

The following table lists as of 31 January 2007 information with respect to the Company’s known contractual obligations:

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Accounts payable and
accrued liabilities	$1,518,000	$1,518,000	$–	$–	$–
Long-term debt obligations	17,890,000	2,571,000	8,163,000	2,808,000	4,348,000
Asset retirement obligation	23,412,000	429,000	1,235,000	393,000	21,355,000
Total	$42,820,000	$4,518,000	$9,398,000	$3,201,000	$25,703,000

Long-term debt obligations (including the current portion) are set out in this table on an undiscounted basis and include anticipated interest. Asset retirement obligation represents the undiscounted obligation at 31 January 2007.

As at 31 October 2006 the Company, in addition to its obligation to Cliffs as described herein, has obligations to issue shares under the Company’s Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought when the Company is closer to completing this Milestone. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders.

As part of certain employment and management contracts the Company had agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances were based upon the Company’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. These severance allowances have been terminated pursuant to oral or written amendments to these contracts and will be replaced by termination agreements representing up to three times the average annual compensation in the three years prior to change of control.

On 20 December 2006 the Company acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also includes a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The purchase price totaling 2 million shares and $15 million in cash is in four tranches:

  2 million shares of PolyMet, paid at closing;

  $1 million in cash, paid at closing;

  $7 million in cash, payable in quarterly installments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest will be payable quarterly from 31 December 2006 at the Wall Street Journal Prime Rate; and,

  $7 million in cash, payable in quarterly installments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property. On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totaling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above.

MANAGEMENT DISCUSSION AND ANALYSIS

As a result of the private placement as described above, the Company is funded to meet its current obligations through to permitting and to service and repay its debt to Cliffs due in the next year.

Should the Company wish to continue to further advance the NorthMet Project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash flows from proceeds of equity issues and eventual project financing. The Company has entered into an agreement with BNP Paribas (“BNPP”) whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants, subject to regulatory approval, to purchase 600,000 shares of PolyMet common stock at $4.00 at any time prior to October 30, 2010 and, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of PolyMet at $4.00 at any time prior to October 30, 2010 will vest.

There can be no assurance that the Company will be able to continue to raise funds, in which case it may be unable to continue to advance the NorthMet Project. Should PolyMet be unable to realize on its assets and discharge its liabilities in the normal course of business, the realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Shareholder Rights Plan

Effective 4 December 2003, the Company adopted a Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 May 2004. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on 4 December 2003. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2007	2006	2005
Rent and office charges paid to a company
of the which the president is a director	$62,000	$25,000	$20,000

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

18	POLYMET MINING CORP. 2007 ANNUAL REPORT

Proposed Transactions

There are no transactions that will materially affect the performance of the Company.

Fourth Quarter

a)	Loss for the three months ended 31 January 2007

During the three months ended 31 January 2007 the Company incurred a loss of $1,586,000 (2006 – $6,288,000). The net loss for the three months ended 31 January 2007 was primarily general and administrative costs of $1,120,000 (2006 – $2,057,000) including professional fees of $418,000 (2006 – $43,000) and stock-based compensation of $61,000 (2006 – $1,601,000). The loss for the three months ended 31 January 2006 also included $4,273,000 of pre-feasibility costs (2007 – nil, as the pre-feasibility was completed in the third quarter of the year).

b)	Cash Flows

Cash used in operating activities for the three months ended 31 January 2007 was $1,244,000 compared to cash used for the three months ended 31 January 2006 of $5,603,000. The decrease is in relation to the above, primarily pre-feasibility, described expenditures.

Cash used in investing activities for the three months ended 31 January 2007 of $3,371,000 consisted of $1,000,000 (2006 – $1,000,000) cash payment for the Cliffs transaction and $2,371,000 (2006 – $10,000) primarily for activities related to the NorthMet property. In the three months ended January 31, 2006, the Company also converted an $807,000 term deposit to cash.

Cash used in financing activities for the three months ended 31 January 2007 was $649,000, primarily for debt repayment and financing costs, compared to cash from financing activities of $1,923,000 for the period ended 31 January 2006 which was from the proceeds received in the quarter from a private placement.

c)	Capital Expenditures

During the three months ended 31 January 2007 the Company capitalized the cash portion of $1,000,000 (2006 – $1,000,000) debt financing portion of $12,518,000 (2006 – $2,400,000) and share issue component of $6,610,000 (2006 – $7,564,000) for the Cliffs transaction (2006 – exercise of the Cliffs option) for an aggregate cost of $20,128,000 (2006 – $10,954,000). The Company also capitalized $912,000 (2006 – $2,510,687) related to the present value of the related ARO and $2,827,000 (2006 – nil) capital expenditures on the project.

Subsequent Events

On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totaling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above.

The Company granted 1,950,000 stock options to directors, officers, consultants and employees at prices ranging from US$2.88 to $2.99. Of these options, 475,000 vested immediately and 1,475,000 are scheduled to vest at future dates or upon future events.

On 25 April 2007, the Company’s agreement with Minnesota Power, whereby Minnesota Power will provide all of PolyMet’s electric service needs at its NorthMet Project through 2018 was approved by the Minnesota Public Utilities Commission.

MANAGEMENT DISCUSSION AND ANALYSIS

Changes in Accounting Policies Including Initial Adoption

None.

Mineral property costs, aside from mineral property acquisitions costs, incurred prior to determination of the feasibility of a mining operation are expensed as incurred. Mineral property development expenditures incurred subsequent to the determination of the feasibility of a mining operation and mineral property acquisition costs are deferred until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and fair market value of common shares. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned or when an impairment of values has occurred. As a result of the Definitive Feasibility Study on the NorthMet Project, the Company has now entered the development stage and has elected to defer mineral property development expenditures related to the NorthMet Project effective 1 October 2006.

During the year, the Company re-examined its accounting for warrants and the share bonus program. As a result of this re-examination, the Company determined that share capital and contributed surplus were inappropriately measured and recognized during the year ended 31 January 2006. Furthermore, the Company determined that consulting fees charged to the consolidated statement of loss for the year ended 31 January 2005 under the share bonus program were understated by $638,000.

The company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	31 January 2006		31 January 2005
	As Previously		As Previously
	Reported	Revised	Reported	Revised
	$	$	$	$
Consulting fees			372,000	1,010,000
Loss for the year			3,778,000	4,416,000
Deficit	34,068,000	34,706,000	18,139,000	18,777,000
Loss per share			(0.07)	(0.09)
Share capital	49,022,000	46,009,000	18,389,000	19,027,000
Contributed surplus	4,431,000	8,084,000

During fiscal 2007, the Company increased the credit-adjusted interest rate used in calculating its Asset Retirement Obligation liability from 9% to 12% to reflect the Company’s expected borrowing rates.

20	POLYMET MINING CORP. 2007 ANNUAL REPORT

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:

     Unlimited common shares without par value.

Issued and outstanding:

     As at 25 April 2007, 136,528,875 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at 25 April 2007:

		Exercise
		Price
Type of Security	Number	(US$)	Expiry Date
Stock options	225,000	0.34	09 March 2009
Stock options	150,000	0.63	28 April 2009
Stock options	1,125,000	0.56	05 July 2009
Stock options	50,000	0.67	18 October 2009
Stock options	425,000	0.55	30 March 2010
Stock options	350,000	0.72	1 May 2010
Stock options	40,000	0.80	15 June 2010
Stock options	1,690,000	1.15	19 September 2010
Stock options	280,000	1.02	24 October 2010
Common share warrants	1,100,000	4.00	30 October 2010
Stock options	255,000	0.97	5 December 2010
Stock options	3,200,000	2.33	20 March 2011
Stock options	325,000	2.51	19 June 2011
Stock options	325,000	3.23	1 September 2011
Stock options	75,000	3.27	22 September 2011
Stock options	575,000	2.79	5 January 2012
Stock options	1,250,000	2.99	13 February 2012
Stock options	400,000	2.88	8 March 2012
Stock options	250,000	2.92	12 March 2012
Stock options	50,000	2.89	23 March 2012
Common share warrants	8,020,001	4.00	13 October 2008

Risk Factors

Risks Inherent in Mining
Exploration for and development of economic deposits of minerals is subject to a number of risk factors. While the rewards for mining companies can be substantial if an economically viable discovery is made, few of the properties explored are ultimately developed into producing mines. The Company's ability to continue exploration and development of its properties is dependent upon its ability to raise significant additional funds in the future. Should the Company not be able to obtain such financing, a portion of its interest in properties may be lost to joint venture partners, or its properties may be lost entirely.

The Company's mineral operations are subject to governmental legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards. In addition, the profitability of a particular mining prospect is affected by the market for base and precious metals, which entails the assessment of many factors, some of which include changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

MANAGEMENT DISCUSSION AND ANALYSIS

Ownership of mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous transfer history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership interests are in good standing.

The Company may become subject to liability for certain hazards against which it cannot insure, or against which it may elect not to insure, because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral properties or exploration and development.

Conflicts of Interest
Certain directors, officers or promoters of the Company are directors, officers, significant shareholders or promoters of other publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Absence of Dividends
The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Company's board of directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all.

Dilution
The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key employees options to purchase the Company's Common Shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices at a time when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

Also, the Company may in the future award certain bonus shares for achieving certain critical milestone events related to the NorthMet Project, to some or all of its own and its subsidiaries' directors, officers, insiders and key employees as non-cash incentives to those employees. To the extent that significant numbers of such bonus shares may be awarded, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional securities to finance its operation and may also issue substantial additional securities to finance the development of any or all of its projects.

Volatility of Common Share Price and Volume
The Company's Common Shares are listed for trading on the TSX Exchange and the American Stock Exchange. Shareholders of the Company may be unable to sell significant quantities of the Common Shares into the public trading markets without a significant reduction in the price of the shares, if at all. The market price of the Common Shares may be affected significantly by factors such as changes in the Company's operating results, the availability of financings, fluctuations in the price of metals, the interest of investors, traders and others in small exploration and development stage public companies and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization exploration and development companies similar to the Company, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values or future prospects of such companies. There can be no assurance that future fluctuations in the price of the Company's shares will not occur.

22	POLYMET MINING CORP. 2007 ANNUAL REPORT

Critical Accounting Policies

The consolidated financial statements of the Company. have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options and share purchase warrants, and the assessment of impairment in value of long lived assets.

Mineral Property, Plant and Equipment
Mineral property costs, aside from mineral property acquisitions costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred/capitalized until the property is placed into production, sold, allowed to lapse or abandoned.

Acquisition costs include cash and fair market value of common shares.

As a result of the Definitive Feasibility Study on the NorthMet Project, the Company has now entered the development stage and has elected to defer mineral property development expenditures related to the NorthMet Project effective 1 October 2006.

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate. Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations.

Stock-Based Compensation and Share Purchase Warrants
All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to contributed surplus. The recorded value of share purchase warrants is transferred to share capital upon exercise.

Asset Retirement Obligations
The recommendations of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”), became effective on 1 February 2004. This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting year-end. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

MANAGEMENT DISCUSSION AND ANALYSIS

Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO” of the Company conducted an evaluation of the disclosure controls and procedures as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. They concluded that at 31 January 2007 the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information regarding this annual report and other disclosures was made known to them on a timely basis. In reaching this conclusion, the Company recognizes two factors that must be and are present:

a)

the Company is dependent upon its advisors and consultants (primarily legal counsel) to assist in recognizing, interpreting and understanding and complying with the various securities regulations disclosure requirements, and

b)	an active Board of Directors and Management with open lines of communication.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objects of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

The CEO and CFO have assessed the effectiveness of the Company’s internal controls over financial reporting as at 31 January 2007 in accordance with Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s CEO and CFO determined that the Company’s internal control over financial reporting was effective as of 31 January 2007.

During the year ended 31 January 2007 the Company determined that the accounting for share purchase warrants in its financial statements for the year ended 31 January 2006 and its share bonus program in its financial statements for the year ended 31 January 2005 was incorrect. The Company has restated its financial statements for the years ended 31 January 2006 and 2005 to reflect these items. As a result, the Company has concluded that its internal controls over financial reporting for the years ended 31 January 2006 and 31 January 2005 were ineffective. Recognizing the increasing complexity of the regulatory environment, the Company hired a new Controller on September 1, 2006 and established new internal controls in order to address the above noted weaknesses.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com and at the Company’s website www.polymetmining.com.

24	POLYMET MINING CORP. 2007 ANNUAL REPORT

PolyMet Mining Corp.
CONSOLIDATED FINANCIAL STATEMENTS
31 January 2007, 2006 and 2005
U.S. Funds

MANAGEMENT’S RESPONSIBILITY
FOR THE FINANCIAL STATEMENTS

The financial statements of PolyMet Mining Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded. All transactions are authorized and duly recorded, and financial records are properly maintained to facilitate the preparation of financial statements in a timely manner. The Board of Directors is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the financial statements with management and external auditors. PricewaterhouseCoopers, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the financial statements and their report is included herein.

President and Chief Executive Officer

Douglas Newby
Chief Financial Officer

Vancouver, Canada
27 April 2007

26	POLYMET MINING CORP. 2007 ANNUAL REPORT

AUDITORS’ REPORT

To the Shareholders of PolyMet Mining Corp.:

We have audited the consolidated balance sheet of PolyMet Mining Corp. (the “Company”) as at 31 January 2007 and the consolidated statements of loss, changes in shareholders' equity and cash flows for the year ended 31 January 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 January 2007 and the results of its operations and its cash flows for the year ended 31 January 2007, in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at 31 January 2006 and 2005, and for the years then ended, prior to the restatement of share bonus plan and warrants (as described in Note 2), were audited by other auditors who expressed as opinion without reservation on those financial statements in their report dated 4 April 2006. We have audited the restatements in the 31 January 2006 and 2005 consolidated financial statements and, in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

Vancouver, BC
27 April 2007	CHARTERED ACCOUNTANTS

CONSOLIDATED BALANCE SHEETS
as at 31 January
All figures in Thousands of U.S. Dollars

		2006
	2007	(restated – Note 2)

ASSETS
Current
Cash	$8,897	$11,671
Accounts receivable and advances	61	41
Prepaid expenses	210	75
	9,168	11,787
Deferred Financing Costs (Note 13d))	1,397	–
Mineral Property, Plant and Equipment (Notes 4 and 5)	38,166	14,247
	$48,731	$26,034

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,518	$1,717
Current portion of long term debt (Note 6)	2,000	1,000
	3,518	2,717
Long term
Long term debt (Note 6)	11,853	1,420
Asset retirement obligation (Note 7)	3,422	2,510
	18,793	6,647

SHAREHOLDERS’ EQUITY
Share Capital (Note 8)	72,923	46,009
Contributed Surplus (Note 8d))	9,614	8,084
Deficit	(52,599)	(34,706)
	29,938	19,387
	$48,731	$26,034

Contingent Liabilities and Commitments (Notes 5 and 13)

ON BEHALF OF THE BOARD:

See Accompanying Notes

28	POLYMET MINING CORP. 2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF LOSS
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars, except per share amounts

			2005
	2007	2006	(restated – Note 2)
Pre-feasibility Costs
See Schedule 1	$8,844	$11,120	$1,623
General and Administrative
Administration fees and wages	272	208	105
Amortization	7	4	2
Conferences	24	26	–
Consulting fees	1,621	388	1,010
Insurance	37	30	31
Investor relations and financing	218	90	95
Management fees	181	129	141
Office and telephone	154	101	47
Professional fees	790	151	99
Rent	68	62	59
Shareholders’ information	125	53	35
Stock-based compensation (Note 8c))	4,723	3,523	993
Transfer agent and filing fees	272	65	25
Travel	482	348	221
	8,974	5,178	2,863
Other Expenses (Income)
Interest income, net	(428)	(148)	(2)
Loss (gain) on foreign exchange conversion	536	(221)	(68)
Rental income	(33)	–	–
	75	(369)	(70)
Loss for the Year	$17,893	$15,929	$4,416
Deficit Beginning of the Year	34,706	18,777	14,361
Deficit End of Year	52,599	34,706	18,777
Loss per Share	$(0.16)	$(0.22)	$(0.09)
Weighted Average Number of Shares	114,754,213	73,484,490	51,946,290

See Accompanying Notes

CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY
All figures in Thousands of U.S. Dollars, except for Shares

Common Shares (Note 8) (restated — Note 2)
					Contributed
				Share	Surplus	Deficit	Total
	Authorized			Subscriptions	(restated	(restated	(restated
	Shares	Shares	Amount	Received	Note 2)	Note 2)	Note 2)
Balance – 31 January 2004	1,000,000,000	44,992,054	$15,232	$–	$55	$(14,361)	$926
Loss for the year	–	–	–	–	–	(4,416)	(4,416)
Shares issued for cash:
Private placements	–	2,800,000	1,734	–	–	–	1,734
Share subscriptions received	–	–	–	763	–	–	763
Share issuance costs	–	–	(19)	–	–	–	(19)
Exercise of warrants	–	5,277,573	829	–	–	–	829
Exercise of options	–	1,088,400	81	–	–	–	81
Shares issued for finders’ fee	–	155,626	96	–	–	–	96
Non-cash share issuance costs	–	–	(96)	–	–	–	(96)
Shares issued for property	–	1,000,000	229	–	–	–	229
Stock-based compensation	–	–	–	–	993	–	993
Fair value of stock options exercised	–	–	42	–	(42)	–	–
Balance – 31 January 2005 –
Shares issued	Unlimited	55,313,653	18,128	763	1,006	(18,777)	1,120
Shares allotted for exercise of warrants	–	224,925	26	–	–	–	26
Shares allotted for bonus	–	1,590,000	873	–	–	–	873
Balance – 31 January 2005 –
Shares issued and allotted
(issued in fiscal 2006)	Unlimited	57,128,578	19,027	763	1,006	(18,777)	2,019
Loss for the year	–	–	–	–	–	(15,929)	(15,929)
Shares issued for cash:
Private placements	–	28,494,653	17,302	(763)	3,653	–	20,192
Share issuance costs	–	–	(1,475)	–	–	–	(1,475)
Exercise of warrants	–	5,700,628	3,296	–	–	–	3,296
Exercise of options	–	1,795,852	197	–	–	–	197
Shares issued for finders’ fee	–	852,915	617	–	–	–	617
Non-cash share issuance costs	–	–	(617)	–	–	–	(617)
Shares issued for property	–	6,200,547	7,564	–	–	–	7,564
Stock-based compensation	–	–	–	–	3,523	–	3,523
Fair value of stock options exercised	–	–	98	–	(98)	–	–
Balance – 31 January 2006	Unlimited	100,173,173	46,009	–	8,084	(34,706)	19,387
Loss for the year	–	–	–	–	–	(17,893)	(17,893)
Issuance of shares for bonus (Note 13)	–	2,350,000	1,289	–	–	–	1,289
Shares issued for cash:
Exercise of warrants	–	14,662,703	17,963	–	(3,653)	–	14,310
Exercise of options	–	2,193,000	765	–	–	–	765
Shares issued for property (Note 5)	–	2,000,000	6,160	–	–	–	6,160
Stock-based compensation	–	–	–	–	4,723	–	4,723
Warrants issued for deferred financing costs	–	–	–	–	1,197	–	1,197
Fair value of stock options exercised	–	–	737	–	(737)	–	–
Balance – 31 January 2007	Unlimited	121,378,876	$72,923	$–	$9,614	$(52,599)	$29,938

See Accompanying Notes

30	POLYMET MINING CORP. 2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars

			2005
	2007	2006	(restated – Note 2)

Operating Activities
Loss for the year	$(17,893)	$(15,929)	$(4,416)
Items not involving cash
Consulting fees (Note 13a))	1,289	–	872
Amortization	7	4	2
Stock-based compensation	4,723	3,523	993
Changes in non-cash working capital items
Accounts receivable and advances	(20)	4	(23)
Prepaid expenses	(135)	166	(236)
Accounts payable and accrued liabilities	(199)	1,386	232
Net cash used in operating activities	(12,228)	(10,846)	(2,576)

Financing Activities
Share capital – for cash	15,075	22,209	2,651
Long-term debt repayment	(1,250)	–	–
Deferred financing costs	(200)	–	–
Share subscriptions received	–	–	763
Net cash provided by financing activities	13,625	22,209	3,414

Investing Activities
Term deposit	–	807	(807)
Mineral property, plant and equipment	(4,171)	(1,010)	(16)
Net cash used in investing activities	(4,171)	(203)	(823)
Net Increase (Decrease) in Cash Position	(2,774)	11,160	15
Cash Position – Beginning of Year	11,671	511	496
Cash Position – End of Year	$8,897	$11,671	$511

See Accompanying Notes

CONSOLIDATED SCHEDULES OF PRE-FEASIBILITY COSTS	Schedule 1
For the Years Ended 31 January
All figures in Thousands of U.S. Dollars

	2007	2006	2005

Direct
Camp and general	$187	$101	$5
Consulting fees	819	690	337
Drilling	94	3,075	–
Engineering	642	578	221
Environmental	3,303	2,421	406
Geological and geophysical	55	75	173
Land lease, taxes and licenses	127	187	79
Metallurgical	303	1,894	67
Mine planning	2,236	1,312	49
Permitting	2	137	182
Plant maintenance and repair	681	44	–
Sampling	395	606	–
Scoping study	–	–	104
Total Costs for the Year (Note 1)	$8,844	$11,120	$1,623

See Accompanying Notes

32	POLYMET MINING CORP. 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
For the years ended 31 January 2007, 2006 and 2005
Tabular amounts in Thousands of U.S. Dollars except for price per share, shares and options

1. Nature of Business and Significant Accounting Policies

PolyMet Mining Corp. (“the Company”) was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependant upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On 25 September 2006, the Company received the results of a Definitive Feasibility Study (“DFS)” prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) that confirms the economic and technical viability of the NorthMet Project and, as such, the project has moved from the exploration stage to the development stage.

The consolidated financial statements of PolyMet Mining Corp. have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options and share purchase warrants, and the assessment of impairment in value of long lived assets. Actual results could differ from these estimates. Significant differences from United States generally accepted accounting principles are disclosed in Note 14.

Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Inter-company balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents
The Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of three months or less.

Mineral Property, Plant and Equipment

Mineral property
Mineral property costs, aside from mineral property acquisitions costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred or capitalized until the property is placed into production, sold, allowed to lapse or abandoned.

Acquisition costs include cash and fair market value of common shares.

Upon commencement of commercial production, mineral properties and acquisition costs relating to mines are amortized over the estimated life of the proven and probable mineral reserves to which they relate, calculated on a unit of production basis.

As a result of the Definitive Feasibility Study on the NorthMet Project, the Project has now entered the development stage and the Company has elected to defer mineral property development expenditures related to the NorthMet Project effective 1 October 2006.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Plant and equipment
Plant and equipment are recorded at costs and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate.

Depreciation of plant and equipment is provided on a straight-line basis over the estimated economic life of the assets as follows:

Leasehold improvements – Straight-line over the term of the lease
Furniture and equipment - Straight-line over 10 years
Computers - Straight-line over 5 years

Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations.

Loss Per Share
Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Basic and diluted losses per share are the same for the periods reported, as the effect of potential issuances of shares under warrant or share option agreements would be anti-dilutive.

Foreign Currency Translation
The United States (“U.S.”) dollar is the functional currency of the Company’s business. Accordingly, amounts in these consolidated financial statements are expressed in U.S. dollars unless otherwise stated. The Company’s non-U.S. operations are integrated and have been translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet dates and non-monetary assets and liabilities are translated at the exchange rate in effect at the times of the transactions. Revenue and expense items are translated at rates approximating the exchange rate in effect at the time of the transactions, except for amortization which is translated at historical rates. Translation gains and losses are reflected in the year.

Stock-Based Compensation and Share Purchase Warrants
All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a grade method over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to contributed surplus. The recorded value of share purchase warrants is transferred to share capital upon exercise.

Asset Retirement Obligations
The recommendations of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”), became effective on 1 February 2004. This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.

34	POLYMET MINING CORP. 2007 ANNUAL REPORT

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

Impairment of Long-Lived Assets
The Company has adopted CICA Section 3063 “Impairment of Long-Lived Assets”. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including mineral property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets.

Recent Accounting Pronouncements
In 2006, the CICA issued EIC 160 – Accounting for Deferred Stripping Costs in the Mining Industry. The abstract requires that overburden stripping costs incurred in the production phase of a mining operation be accounted for as variable production costs and be included in the costs of inventory produced during the period that the stripping costs are incurred. However, overburden stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. Capitalized overburden stripping costs should be amortized in a rational and systematic manner over the mineral reserves that directly benefit from the specific stripping activity. This abstract should be applied to overburden stripping costs incurred in fiscal years beginning on or after 1 July 2006, and may be applied retroactively. As at 31 January 2007, the Company’s financial statements do not include any deferred stripping costs.

Commencing with the next fiscal year, the Company will adopt the new CICA Handbook Section 1530 –Accounting for comprehensive income. The concept of other comprehensive income for purposes of Canadian GAAP will be to include changes in shareholders’ equity arising primarily from unrealized changes in the values of financial instruments or assets. Comprehensive income as prescribed by US GAAP is largely aligned with comprehensive income as proposed by the new Canadian standard.

Commencing with the 2007 fiscal year, the Company will also adopt the new CICA Handbook Sections of Equity, Section 3251, Financial Instruments – Recognition and Measurement, Section 3855, Financial Instruments – Disclosures, Section 3862, Financial Instruments – Presentation, Section 3863, Hedges, Section 3865 and Capital Disclosures, Section 1535. The Company is currently evaluating the potential impact, if any, on the Company’s financial statements, but has determined that financial statement note disclosure will be increased.

Comparative Figures
Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Restatements

During the year, the Company re-examined its accounting for warrants as presented in Note 8e) and the share bonus program presented in Note 13. As a result of this re-examination, the Company determined that share capital and contributed surplus were inappropriately measured and recognized during the year ended 31 January 2006. Furthermore, the Company determined that consulting fees charged to the consolidated statement of loss for the year ended 31 January 2005 under the share bonus program were understated by $638,000.

The Company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	31 January 2006		31 January 2005
	As Previously		As Previously
	Reported	Revised	Reported	Revised
	$	$	$	$
Consulting fees			372	1,010
Loss for the year			3,778	4,416
Deficit	34,068	34,706	18,139	18,777
Loss per share			(0.07)	(0.09)
Share capital	49,022	46,009	18,389	19,027
Contributed surplus	4,431	8,084

3. Financial Instruments

a)	Fair value

The carrying value of cash, accounts receivable, accounts payable and long-term debt approximates the fair value of these financial instruments due to their short-term maturity, discounted nature or capacity of prompt liquidation.

b)	Interest rate risk

The Company is exposed to interest rate risk due to the longer-term maturity of some of its monetary assets and liabilities.

4. Resource Property Agreements

NorthMet, Minnesota, U.S.A. – Lease
By an agreement dated 4 January 1989 and a subsequent amendment and assignment, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for total lease payments of $1,475,000. All lease payments have been paid or accrued to 31 January 2007. The agreement requires future annual lease payments of $150,000 from 4 January 2006 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

36	POLYMET MINING CORP. 2007 ANNUAL REPORT

5. Mineral Property, Plant and Equipment

Details are as follows:

		Accumulated	Net Book
31 January 2007	Cost	Amortization	Value
NorthMet Project	$38,056	$–	$38,056
Leasehold improvements	41	–	41
Computers	17	5	12
Furniture and equipment	63	6	57
	$38,177	$11	$38,166

		Accumulated	Net Book
31 January 2006	Cost	Amortization	Value
NorthMet Project	$14,225	$–	$14,225
Computers	18	4	14
Furniture, equipment and vehicles	10	2	8
	$14,253	$6	$14,247

Erie Plant, Minnesota, U.S.A.
By a Memorandum of Understanding dated 5 December 2003 and an option agreement dated 14 February 2004, the Company obtained an option (“Cliffs Option”) to acquire certain property, plant and equipment (“Cliffs Assets”) from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet Project.

As consideration for the exclusive Cliffs Option, the Company paid $500,000 prior to 31 January 2004 as required and issued to Cliffs 1,000,000 common shares on 30 March 2004, valued at $229,320 to maintain the exclusive rights until 30 June 2006.

On 14 September 2005 the Company reached an agreement in principle with Cliffs on the terms for the early exercise of the Cliffs option and the scope of the plant and equipment to be acquired. On 15 November 2005, the Company exercised this extended option and acquired 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota under the Asset Purchase Agreement.

The consideration for the Asset Purchase was $3.4 million in cash ($1,896,000 paid) and the issuance of 6,200,547 common shares (at fair market value of $7,564,444) in the capital stock of the Company. The remaining cash component will be paid in quarterly instalments of US$250,000 plus interest (Note 6). Interest accrued in the amount of $169,000 has been capitalized as part of the cost of the NorthMet Project assets.

On 20 December 2006, the Company closed a transaction (the “Asset Purchase Agreement II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The purchase price totalling 2 million shares and $15 million in cash and debt is in four tranches:

  2 million shares of PolyMet, paid at closing;

  $1 million in cash, paid at closing;

  $7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest will be payable quarterly from 31 December 2006 at the Wall Street Journal Prime Rate; and,

  $7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate, accordingly the debt has been fair valued, for balance sheet purposes, by discounting it at the Wall Street Journal Prime Rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,422,000 (Note 7) has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Under the terms of the agreement Cliffs has the right to participate on a pro-rata basis in future cash equity financings. The Company has a 20 business day first right to acquire or place any shares of PolyMet that Cliffs may chose to sell from time-to-time.

As the above assets are not in use no amortization of these assets has been recorded to 31 January 2007.

6. Long Term Debt

Pursuant to the Asset Purchase Agreements (Note 5) the Company’s wholly owned subsidiary Poly Met Mining, Inc. signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note is interest bearing at the annual simple rate of four percent (4%) and shall be paid in quarterly instalments equal to $250,000 for total repayment of $2,500,000. The second note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest will be payable on the third note until 31 December 2009, accordingly it has been fair valued, for balance sheet purposes, by discounting it at the Wall Street Journal Prime Rate. As at 31 January 2007 the outstanding long term debt was as follows:

	31 January	31 January
	2007	2006
Notes Payable	$13,768	$2,400
Accrued interest	85	20
Total debt	13,853	2,420
Less current portion	(2,000)	(1,000)
Long term debt	$11,853	$1,420

7. Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreements (Note 5), the Company indemnified Cliffs for the liability for final reclamation and closure of the mine and acquired property.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 January 2007 and Canadian GAAP. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

38	POLYMET MINING CORP. 2007 ANNUAL REPORT

The Company’s estimate the fair value of the asset retirement obligation was $3,422,000 (2006 – $2,510,000). These were based upon a 31 January 2007 undiscounted future cost of $21.6 million for the first Cliffs transaction and $1.8 million for Cliffs II, an annual inflation rate of 3.00%, and a credit-adjusted interest rate of 12.00% and a mine life of 20 years, commencing in late-2008 and a reclamation period of 5 years. During the year ended 31 January 2007, the Company increased the credit-adjusted interest rate from 9% to 12% to reflect the Company’s expected borrowing rates. Accretion of the liability of $280,000 (2006 – $47,000) until the commencement of commercial production will be capitalized to the NorthMet Project assets.

8. Share Capital

a)	Share Issuances for Cash

During the year ended 31 January 2007 the Company issued the following shares for cash:

	i)	14,662,703 shares pursuant to the exercise of warrants at prices between Cdn$0.20 and Cdn$2.00 (US$0.09 and US$1.77) for total proceeds of $14.310 million (Note 8e));

	ii)	2,193,000 shares pursuant to the exercise of stock options for total proceeds of $765,000 (Note 8b));

During the year ended 31 January 2006 the Company issued the following shares for cash:

	i)	224,925 shares pursuant to the exercise of warrants allotted at 31 January 2005 (Note 8e));

ii)

Four private placements for a total of 28,494,653 shares at prices of CDN$0.55 – CDN$1.40 (US$0.48 – US$1.22) for net proceeds of $20,389,000 ($763,000 was received prior to 31 January 2005). Each of the private placements included share purchase warrants (Note 8e)). Cash share issue costs in the amount of $909,000 were included in respect of these private placements;

	iii)	5,700,628 shares pursuant to the exercise of 5,700,628 share purchase warrants for total proceeds of $3,296,000 (Note 8e));

	iv)	1,795,852 shares pursuant to the exercise of stock options for total proceeds of $197,000 (Note 8b));

b)	Stock Options

		Weighted		Weighted		Weighted
	31	Average	31	Average	31	Average
	January	Exercise	January	Exercise	January	Exercise
	2007	Price	2006	Price	2005	Price
	Options	(CDN$)	Options	(CDN$)	Options	(CDN$)
Outstanding – Beginning of year	6,783,700	0.80	4,999,552	0.32	3,542,952	0.11
Granted	4,500,000	2.93	3,580,000	1.13	2,545,000	0.52
Cancelled	(700)	(0.10)	–	–	–	–
Exercised	(2,193,000)	(0.39)	(1,795,852)	0.13	(1,088,400)	0.10
Outstanding – End of year	9,090,000	1.95	6,783,700	0.80	4,999,552	0.32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at 31 January 2007, the following director, officer, consultant and employee stock options were outstanding:

	Exercise	Exercise	Number of
	Price	Price	options
Expiry Date	(US$)	(CDN$)	outstanding
9 March 2009	0.34	0.40	225,000
28 April 2009	0.63	0.75	150,000
5 July 2009	0.56	0.66	1,125,000
18 October 2009	0.67	0.79	50,000
30 March 2010	0.55	0.65	425,000
1 May 2010	0.72	0.85	350,000
15 June 2010	0.80	0.94	40,000
19 September 2010	1.15	1.36	1,690,000
24 October 2010	1.02	1.20	280,000
5 December 2010	0.97	1.15	255,000
20 March 2011	2.33	2.76	3,200,000
19 June 2011	2.51	2.97	325,000
1 September 2011	3.23	3.82	325,000
22 September 2011	2.97	3.51	75,000
5 January 2012	2.79	3.30	575,000
	1.65	1.95	9,090,000

As at 31 January 2007 all options, except for the 575,000 expiring 5 January 2012, had vested and were exercisable. These options have vesting periods over 12 to 18 months.

c)	Stock-Based Compensation

i)

During the year ended 31 January 2007, the Company issued 4,500,000 options to directors, officers, consultants and employees with exercise prices of CDN$2.76 – CDN$3.82 (US$2.33 – US$3.23) per option.

The fair value of stock-based compensation in the amount of $4,723,000 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.89% to 4.09%
Expected dividend yield	Nil
Expected stock price volatility	59.91% to 83.01%
Expected option life in years	2.33

The weighted fair value of options granted was Cdn$1.36 (US$1.15)

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

40	POLYMET MINING CORP. 2007 ANNUAL REPORT

ii)

During the year ended 31 January 2006, the Company issued 3,580,000 options to directors, officers, consultants and employees with exercise prices ranging from CDN$0.65 – CDN$1.36 per option. The fair value of stock-based compensation in the amount of $3,523,324 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.66%
Expected dividend yield	Nil
Expected stock price volatility	131%
Expected option life in years	5.00

iii)

During the year ended 31 January 2005, the Company issued 2,545,000 options to directors, officers, consultants and employees with exercise prices ranging from CDN$0.21 – CDN$0.79 per option. The fair value of stock-based compensation in the amount of $992,658 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This amount includes the expense for the 950,000 options at CDN$0.13, granted on 3 October 2003, which were approved by the Company’s shareholders on 24 May 2004. This value is estimated at the date of grant using the Black- Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.25%
Expected dividend yield	Nil
Expected stock price volatility	143%
Expected option life in years	4.78

d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation expense and warrants issued, reduced by the fair value of the stock options and warrants exercised.

Details are as follows:

		January 31
	January 31	2006
	2007	(restated – Note 2)
Balance – Beginning of year	$8,084	$1,006
Current year fair value of stock-based compensation	4,723	3,523
Fair value of warrants issued in unit financings	–	3,653
Fair value of warrants exercised during the year
and transferred to share capital	(3,653)	–
Fair value of warrants issued for deferred financing costs	1,197	–
Fair value of stock options exercised during the year
and transferred to share capital	(737)	(98)
Balance – End of year	$9,614	$8,084

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e)	Share Purchase Warrants

The Company’s share purchase warrants as at 31 January 2007 and 2006 and the changes during the years then ended are as follows:

		2007		2006
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
		Price		Price
	Warrants	(CDN$)	Warrants	(CDN$)
Warrants outstanding and exercisable
– beginning of year	14,663,000	1.07	5,841,000	0.42
Issued	1,100,000	4.53	15,175,000	1.17
Exercised	(14,663,000)	(1.07)	(5,925,000)	(0.66)
Expired	–	–	(428,000)	(1.20)
Warrants outstanding and exercisable
– end of year	1,100,000	4.53	14,663,000	1.07

Share purchase warrants outstanding at 31 January 2007 and 2006 are as follows:

	Exercise	Number of Shares
	Price	2007	2006
Expiry Date	(CDN$)
1 March 2006	1.20	–	625,000
16 November 2006	0.20	–	3,429,000
28 February 2008	1.25	–	3,336,000
22 March 2008	1.25	–	4,573,000
9 May 2007	2.00	–	1,772,000
6 September 2007	1.25	–	928,000
31 October 2006	4.53	1,100,000	–
		1,100,000	14,663,000

On 31 October 2006, the Company issued 600,000 warrants to BNP Paribas Loan Services as partial consideration under the agreement described in Note 13d). These warrants have an exercise price of US$4.00 per share and expire on 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest.

During the year ended 31 January 2007, aside from the above warrant and option exercises, the Company did not enter into any financings.

During the year ended 31 January 2006 the Company completed the following financings (for accounting purposes, the value of the units was not originally bifurcated between share capital and warrants). The 31 January 2006 figures were restated in these financial statements to reflect this requirement.

(i)

A non-brokered private placement for 9,000,000 units at a price of CDN$0.55 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$0.70 per Warrant Share at any time until the close of business on the day which is 24 months from the date of Closing, provided that if the closing price of the Issuer’s shares, as traded on the Exchange, trade at or exceed CDN$1.00 per share for 30 consecutive trading days, the Warrants will terminate 30 days thereafter.

42	POLYMET MINING CORP. 2007 ANNUAL REPORT

(ii)

A non-brokered private placement for 6,672,219 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter.

(iii)

A brokered private placement for 9,277,777 units at a price of CDN$0.90 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$1.25 per Warrant Share at any time until the close of business on the day which is 30 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days (Accelerated Expiry), the Warrants will terminate 30 days thereafter. In addition, 927,777 share purchase warrants were issued as finders fee at a price of CDN$1.25 for a period of two years from the date of Closing and include the Accelerated Expiry provision.

(iv)

A non-brokered private placement for 3,544,657 units at a price of CDN$1.40 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$2.00 per Warrant Share at any time until the close of business on the day which is 18 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter.

f)	Shareholder Rights Plan

Effective 4 December 2003, the Company adopted a Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 May 2004. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, upon certain events occurring (as defined in the Rights Plan), each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time, as defined in the Rights Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Supplemental Disclosure With Respect To Statements of Cash Flows

During the years ended 31 January 2007, 2006 and 2005, the Company entered into the following non-cash investing and financing activities:

	2007	2006	2005
Issued 2,000,000 (2006 – 6,200,547;
2005 – 1,000,000) shares to Cliffs pursuant
to the Company’s exercise of the Cliffs Option
to purchase the Cliffs Assets	$6,160	$7,564	$229
Issued promissory notes payable to Cliffs pursuant
to the Company’s exercise of the Cliffs Option to
purchase the Cliffs Assets	$12,518	$2,400	$–
Recorded an Asset Retirement Obligation and
a corresponding increase in Cliffs Assets pursuant
to the Company’s exercise of the Cliffs Option to
purchase the Cliffs Assets	$911	$2,511	$–
Transfer from contributed surplus to capital stock
on exercise of stock options	$737	$98	$42
Transfer from share subscriptions to share capital
on issuance of the related shares	$–	$763	$–
Capitalized accrued interest on the promissory
note payable to Cliffs	$165	$21	$–
Issued nil (2006 – 852,915; 2005 – 155,626)
shares for finders’ fees on private placements	$–	$617	$96

10. Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2007	2006	2005
Rent and office charges paid to a company
of the which the president is a director	$62	$25	$20

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

11. Income Taxes

The Company’s provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the net loss as a result of the following:

	2007	2006
Provision for recovery of taxes at statutory rates	$(6,105)	$(5,553)
Tax benefit not recognized on current year losses	2,156	1,174
Differences in foreign tax rates	(426)	(358)
Non-deductible items and other	4,375	4,737
	$–	$–

44	POLYMET MINING CORP. 2007 ANNUAL REPORT

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future tax assets as at 31 January 2007 are as follows:

	2007	2006
Non-capital loss carry forwards	$5,916	$4,114
Unutilized exploration expenses	8,422	6,439
Capital assets	(8)	(7)
Total gross future income tax assets	14,330	10,546
Less: valuation allowance	(14,330)	(10,546)
Net future income tax allowance	$–	$–

The Company has income tax loss carry forwards of approximately $7.4 million in Canada, which may be used to reduce future income taxes otherwise payable and which expire in the years 2008 to 2027.

The Company has income tax loss carry forwards of approximately $9.8 million in the United States, which may be used to reduce future income taxes otherwise payable and which expire in the years 2008 to 2027. Virtually all of the unutilized exploration expenses are in the United States.

The tax benefit of the above noted tax assets have been offset by recognition of a valuation allowance in these financial statements.

12. Segmented Information

The Company is in the feasibility stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

2007	Canada	U.S.	Consolidated
Segment operating loss	$8,824	$9,069	$17,893
Identifiable assets	$9,845	$38,886	$48,731
2006
Segment operating loss	$4,523	$11,406	$15,929
Identifiable assets	$11,653	$14,381	$26,034

13. Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 January 2007, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought when the Company is closer to completing the Milestone. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders, instead of CDN$0.19 per share as presented in the financial statements as of 31 January 2006 and 2005. An appropriate adjustment was posted during the current fiscal year and the prior two fiscal years were restated as mentioned in Note 2 to these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	(i) issued
Milestone 2	1,300,000	(ii)
Milestone 3	2,400,000	(iii) issued
Milestone 4	3,240,000	(iv)

(i)

Milestone 1 – Completion of an agreement with Cliffs-Erie LLC for the option to purchase of Cliffs-Erie facility to be used as a part of mining and processing operations for the NorthMet Project. This milestone was achieved on 16 February 2004 and therefore, during the year ended 31 January 2005, the Company expensed a CDN$1,192,500 (US$872,552) bonus as consulting fees and allotted 1,590,000 shares. These shares were issued in March 2005.

(ii)	Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of raw materials to be produced from the NorthMet Project.

(iii)

Milestone 3 – Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet Project is viable. This milestone was achieved on 25 September 2006 and therefore, during the year ended 31 January 2007, the Company expensed a C$1,762,500 ($1,289,621) bonus as consulting fees and allotted 2,350,000 shares. These shares were issued in October 2006.

(iv)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the company has not less than 50% ownership interest.

(v)

At the Annual General Meeting of shareholders of the Company, held on 21 June 2006, the shareholders approved the issuance of shares under Milestone 3. Shareholders also approved accelerated vesting of bonus shares whereby, in the event the Company is the subject of a take-over bid, all shares that remain subject to issuance under Milestones 2 and 4 shall be vested and issued provided that no individual will benefit from both accelerated vesting and terminated severance allowances as described in paragraph b) below.

b)

As a part of certain employment and management contracts, the Company had agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances were based upon the Company’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. These severance allowances have been terminated pursuant to oral or written amendments to these contracts and will be replaced by termination agreement representing up to three times the average annual compensation in the three years prior to change of control.

c)

Pursuant to the Company’s Asset Purchase Agreement with Cliffs (Note 5), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement will also include a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

d)

On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services (“BNPP”) whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants to purchase 600,000 shares of the Company’s common stock at a price of US$4.00 per share at any time prior to 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest. As part of the agreement, PolyMet will also pay BNPP $50,000 per month for its advice and assistance.

46	POLYMET MINING CORP. 2007 ANNUAL REPORT

14. Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The U.S. Securities and Exchange Commission requires that financial statements of foreign registrants contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under Canadian GAAP, the Company capitalizes accretion relating to its asset retirement obligations to mineral property, plant and equipment. Under US GAAP, this amount is expensed for the period prior to the DFS and debited to the Mineral property, plant and equipment asset.

The effects of the differences in accounting principles on accretion of asset retirement obligation on net loss and comprehensive loss are as follows:

	2007	2006	2005
Net Loss and Comprehensive Loss:
Net loss – Canadian GAAP basis	$17,893	$15,929	$4,416
Adjustment of accretion to asset retirement obligation	155	47	–
Net loss and comprehensive loss – U.S. GAAP basis	$18,048	$15,976	$4,416
Weighted average number of shares computed
under U.S. GAAP	114,754,213	73,484,490	53,784,877
Loss per share following U.S. GAAP	$(0.16)	$(0.22)	$(0.08)

b)	Recent U.S. Accounting Pronouncements, which relate to the Company’s current operations are summarized as follows:

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. The adoption of this standard did not result in a material impact to the Company’s consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company expects that the adoption of FIN 48 will not have a material effect on its financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements. This Statement does not expand the use of fair value measurements in any new circumstances. Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on 1 February 2008. The Company is currently reviewing the impact of this statement.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158”). SFAS 158 requires an employer that sponsors one or more single-employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS 87, “Employers’ Accounting for Pensions”, or SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, (c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The adoption of this standard did not result in a material impact to the Company’s consolidated financial statements.

In February 2007, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). SFAS 159 allows the company to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after 15 November 2007. The Company is currently evaluating the requirements of SFAS 159 and the potential impact on the Company’s financial statements.

In a recent continuous disclosure review, the SEC determined that for US GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is denominated in a currency different from the functional currency of the entity. The SEC's view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings. A recent meeting of the FASB considered the SEC’s view and the FASB have recommended that Companies be allowed to implement this accounting in a future year, as an accounting change. The Company intends to adopt this accounting in the period the FASB recommends and to treat the adjustments as an accounting change.

15. Subsequent Events

In addition to items disclosed elsewhere in these financial statements, the Company conducted the following transactions after 31 January 2007:

a)

On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totalling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above; and

b)

The Company granted 1,950,000 stock options to directors, officers, consultants and employees at prices ranging from US$2.88 to $2.99. Of these options, 475,000 vested immediately and 1,475,000 are scheduled to vest at future dates or upon future events.

c)

On 25 April 2007, the Company’s agreement with Minnesota Power, whereby Minnesota Power will provide all of PolyMet’s electric service needs at its NorthMet Project through 2018 was approved by the Minnesota Public Utilities Commission.

48	POLYMET MINING CORP. 2007 ANNUAL REPORT

CORPORATE DIRECTORY

Officers & Directors	Head Office & Investor Relations
Suite 1003 – 1177 West Hastings Street
Ian W. Forrest	Vancouver, BC Canada V6E 2K3
Chairman of the Board, Director	Tel: 604 669 4701
Fax: 604 669 4705
William Murray	Website: www.polymetmining.com
President, Chief Executive Officer, Director	E-mail: info@polymetmining.com

George Molyviatis	Project Office
Director
Poly Met Mining Inc.
Dr. David Dreisinger	(US Subsidiary)
Director	P.O. Box 475
County Road 666
James Swearingen	Hoyt Lakes, MN USA 55750-0475
Director	Tel: 218 225 4417
Fax: 218 225 4429
William Corneliuson
Director	Legal Counsel

Douglas Newby	Farris Vaughan Wills & Murphy LLP
Chief Financial Officer	25th Floor – 700 West Georgia Street
Vancouver, BC Canada V7Y 1B3
Joseph Scipioni
Chief Operating Officer	Troutman Sanders
The Chrysler Building
Niall Moore	405 Lexington Avenue
Corporate Secretary, Group Controller	New York, NY USA 10174

Auditors

PricewaterhouseCoopers LLP
7th Floor – 250 Howe Street
Vancouver, BC Canada V6C 3S7

Transfer Agent & Registrar

Pacific Corporate Trust Company
3rd Floor – 510 Burrard Street
Vancouver, BC Canada V6C 3B9

Shares Listed

Toronto Stock Exchange – Symbol POM
American Stock Exchange – Symbol PLM

POLYMET MINING CORP. 2007 ANNUAL REPORT

POLYMET
MINING

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